Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Heritage Property Investment Trust, Inc. and Unit Holders of Bradley Operating Limited Partnership.

We consent to the inclusion in the registration statement on Form S-4/A of Heritage Property Investment Trust, Inc. and subsidiaries (the Company) of our report dated September 7, 2004, with respect to the consolidated balance sheets of Bradley Operating Limited Partnership as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2003 and the financial statement schedule of real estate and accumulated depreciation as of December 31, 2003, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Boston, Massachusetts

September 13, 2004